Exhibit 99.1

Form 51-102F3
Material Change Report

Item 1.	Name and Address of Company
SilverCrest Mines Inc. (the “Company”) Suite 501, 570 Granville Street Vancouver, British Columbia V6C 3P1 Canada

Item 2.	Date of Material Change
September 30, 2015

Item 3.	News Release
The News Release dated September 30, 2015 was disseminated through CNW Group.

Item 4.	Summary of Material Change

The Supreme Court of British Columbia issued a final order on September 30, 2015 approving the arrangement involving the Company, SilverCrest Metals Inc. and First Majestic Silver Corp. that was previously approved by the shareholders.

Item 5.1	Full Description of Material Change
The Supreme Court of British Columbia issued a final order on September 30, 2015 approving the arrangement (the “Arrangement”) involving the Company, SilverCrest Metals Inc. and First Majestic Silver Corp. that was previously approved by the shareholders of the Company.

The Arrangement is expected to become effective on October 1, 2015, subject to the satisfaction of other customary conditions.

Item 5.2	Disclosure for Restructuring Transactions
Not applicable.

Item 6.	Reliance on subsection 7.1(2) of National Instrument 51-102
Not applicable.

Item 7.	Omitted Information
Not applicable.

Item 8.	Executive Officer
J. Scott Drever, Chief Executive Officer Telephone: (604) 694-1730

Item 9.	Date of Report
September 30, 2015